The registrant is hereby reporting the default of General American Life Insurance Co., 5.24%, 8/2/99. Credit rating agencies downgraded the credit rating of the issuer of the relevant securities in late July, 1999. Therefore, pursuant to the terms of the securities, the Registrant demanded that the issuer repurchase the securities. The issuer, faced with simultaneous requests from other registrants, was unable to satisfy the repurchase request and therefore defaulted under the terms of the securities.

In accordance with no-action relief granted by the Commission's staff, the Registrant's investment adviser took steps to ensure that the securities remained "eligible securities."